Exhibit 99.1

NEWS RELEASE TSX • NOC

October 18, 2007	NR:07-16

Vancouver, British Columbia – Northern Peru Copper Corp. (“NOC” or the “Company”) announces that it is amending its Management Discussion and Analysis (“MD&A”) for the year ended June 30, 2007 and its 2007 Annual Report.  Specifically, the Company is amending a typographic error that appears in a footnote associated with a table highlighting the results of the Prefeasibility Study completed on the Company’s Galeno copper/gold/molybdenum/silver project.  Although the MD&A and the 2007 Annual Report contain this typographic error, the correct information has been previously provided in the Company’s press release dated January 10, 2007 and again in the Company’s 2007 Annual Information Form.

The MD&A and the 2007 Annual Report contains the following table:

Prefeasibility Study
NPV (after tax, 8% discount rate)	$560 million (1)
IRR (after tax)	18.2%
Initial Capital Expenditure	$976 million
LOM C-1 Cash Costs (net by-product credits)	$0.513/lb Cu mined
Mill Capacity	90,000 tpd
Annual Throughput	32.4 million tonnes
Mine Life	20.4 years
Strip Ratio	0.28:1(2)
LOM average annual copper-in-concentrate production	144,000 tonnes
First 5 Years average annual copper-in-concentrate production	202,000 tonnes
First 8 years average annual gold production	103,000 ounces

(1)	based upon US$1.20 copper, $425 gold, $6.50 silver and $10 molybdenum prices, $100 treatment charge and $0.07 refining charge.

(2)	includes 55 million tonnes of in-pit Inferred Resources categorized as waste. Excluding Inferred Resources decreases the strip ratio to 0.18:1.

Footnote (1) to the above table incorrectly states the metal prices and treatment charges used in determining the net present value, internal rate of return and C-1 life of mine cash costs for the project.   The correct footnote should read as follows:

(1)	based upon US$1.35/lb copper, $475/oz gold, $8.50/oz silver and $10/lb molybdenum prices, $93/tonne treatment charge and $0.08/lb refining charge.

The Company is refilling its MD&A and its 2007 Annual Report to reflect the correction noted above.

1550 - 625 HOWE STREET   VANCOUVER   BC   CANADA   V6C 2T6

info@northernperu.com   www.northernperu.com   T: 604 687 0407   F: 604 687 7041

NORTHERN PERU COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Marshall Koval”	dstrang@northernperu.com
tel: + 604 687 0407
Marshall Koval, CEO & President	fax: + 604 687 7041

CAUTION REGARDING FORWARD LOOKING STATEMENTS: This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts that address future production or resource potential, exploration drilling, exploitation activities and events or developments that Northern Peru expects to occur, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include fluctuations in commodity prices, exploration successes, and continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this [website or press release or relevant disclosure document], such as “measured resources”, “indicated resources”, and “inferred resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form File No. 20F, which may be secured from us, or from the SEC’s website at

http://www.sec.gov/edgar.shtml.